Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 10, 2024
1. Date, Time, and Venue: On December 10, 2024, at 10am, at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2. Attendance: The following Directors attended the Meeting, representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, the members of the members of the Strategy and Innovation, Management and Finance, People and Sustainability Committees, Mr. Marcelo Moses de Oliveira Lyrio, Mr. Fabio Colletti Barbosa and also Mr. João Alberto de Abreu, President, Mr. Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Secretary

3. Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4. Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5. Agenda: (…) (9) to take note of the resignation of Mr. Christian from the position of Statutory Executive Vice-President of the Company.

6. Minutes In Summary Form: The attending members of the Board of Directors unanimously and without exception, approved the drawing up of these minutes in summary form.

7. Presentation, discussions on the agenda, and resolutions:

“7.1. To take note of the resignation submitted by Mr. Christian Orga Orglmeister, Brazilian citizen, married, production engineer, enrolled with Individuals Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) under No. 165.972.718-90 and holder of Identity Card (RG) No. 15.528.591-9 SSP/SP (“Christian”) from the position of Statutory Executive Vice-President Biobusiness, Strategy and Digital, which became effective on November 30, 2024.

7.1.1 The members of the Board of Directors acknowledge and thank, with deep admiration and gratitude, the invaluable services provided by Mr. Christian to the

Exhibit 99.1
Company during his tenure as Statutory Executive Vice-President Biobusiness, Strategy and Digital, the area that was restructured among other Vice-Presidencies.

8. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, December 10, 2024.

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Marcos Moreno Chagas Assumpção
Secretary

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